Exhibit 8.1

Subsidiaries of Banco Latinoamericano de Comercio Exterior, S.A.

Name of Subsidiary	Jurisdiction of Incorporation
Bladex Holdings Inc.	United States
Bladex Representação Ltda.	Brazil
Bladex Investimentos Ltda.	Brazil
Bladex Development Corp.	Panama
BLX Soluciones, S.A. de C.V., SOFOM, E.N.R.	Mexico